Exhibit 4.4
THE CARLYLE GROUP INC.
INDUCEMENT AWARD
PERFORMANCE-BASED RESTRICTED STOCK UNIT AGREEMENT

Participant:	Date of Grant:
Number of PSUs:
1.    Grant of PSUs. The Carlyle Group Inc. (the “Company”) hereby grants the number of performance-based restricted stock units (the “PSUs”) listed above to the Participant (the “Award”), effective as of February 15, 2023 (the “Date of Grant”), on the terms and conditions hereinafter set forth in this agreement, including Exhibit A (together, the “Award Agreement”). This grant is not made pursuant to the terms of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan (as amended, modified or supplemented from time to time, the “Plan”), but shall be subject to the terms of the Plan (other than Section 3), as if made thereunder and such terms are incorporated herein by reference and made a part of this Award Agreement. The Award is being granted pursuant to the Nasdaq “inducement award” exception under Nasdaq Listing Rule 5635(c)(4) and all terms and conditions of this Award shall be interpreted and applied consistently with such rule. Each PSU represents the unfunded, unsecured right of the Participant to receive a Share on the delivery date(s) specified in Section 4 hereof.
2.    Definitions. The capitalized terms listed in this Section 2 shall have the meanings set forth below. Capitalized terms not otherwise defined herein (including in Exhibit A) shall have the same meanings as in the Plan.
(a)    “Cause” shall have the meaning set forth in the Employment Agreement.
(b)    “Change in Control Period” shall have the meaning set forth in the Employment Agreement.
(c)    “Disability” shall have the meaning set forth in the Employment Agreement.
(d)    “Earned Tranche” shall refer to a Tranche for which the applicable Stock Price Hurdle (and, if applicable, the Relative TSR Goal) has been achieved in accordance with the terms of this Award Agreement. All PSUs subject to an Earned Tranche are referred to herein as “Earned PSUs”.
(e)    “Employment Agreement” shall mean the Employment Agreement by and between the Participant and the Employer (as defined in Section 15 of this Award Agreement) dated February 5, 2023, as amended and/or restated from time to time, or any successor agreement thereto.
(f)    “Good Reason” shall have the meaning set forth in the Employment Agreement.
(g)    “Performance Period” shall mean the period commencing on, and including, the Date of Grant through and including January 31, 2028.

(h)    “Qualifying Event” shall mean, during the Participant’s Services with the Company and its Affiliates, the Participant’s death or Disability.
(i)    “Special Vesting Event” shall mean, during the Participant’s Services with the Company and its Affiliates, the termination of the Participant’s Services by the Company without Cause or by the Participant for Good Reason (provided that at the time of the relevant termination the Employer did not have grounds to terminate the Participant’s Services for Cause).
3.    Vesting.
(a)    Vesting – General. Subject to the Participant’s continued Services with the Company and its Affiliates through each Applicable Vesting Date, the PSUs covered by an Earned Tranche that corresponds to the Applicable Vesting Date shall become vested as of such Applicable Vesting Date.
(b)    Vesting – Qualifying Event. Upon the occurrence of a Qualifying Event prior to the completion of the Performance Period, the Participant shall vest in:
(i) each Tranche that became an Earned Tranche prior to the Qualifying Event but for which the Applicable Vesting Date has not occurred prior to the Qualifying Event; and
(ii) if applicable, a number of PSUs calculated as the product of (A) each Tranche that is outstanding as of the Qualifying Event but which has not become an Earned Tranche prior to the Qualifying Event, multiplied by (B) fifty percent (50%), multiplied by (C) a fraction, the numerator of which is the number of months (rounded up to the nearest whole number) between the Date of Grant and the date of the Qualifying Event and the denominator of which is sixty (60).
Any PSUs that are outstanding as of the occurrence of the Qualifying Event and that do not become vested pursuant to this Section 3(b) shall be canceled immediately and the Participant shall automatically forfeit all rights with respect to such PSUs as of the date of such Qualifying Event.
(c)    Vesting – Special Vesting Event. Upon the occurrence of a Special Vesting Event prior to the completion of the Performance Period, the Participant shall vest in:
(i) any Tranche that became an Earned Tranche prior to the Special Vesting Event but for which the Applicable Vesting Date has not occurred prior to the Special Vesting Event;
(ii) any Tranche for which the corresponding Stock Price Hurdle is achieved based on an Average Closing Stock Price for which the applicable forty-five (45) trading day measurement period commenced on or prior to the date of the Special Vesting Event, provided, that, each of the Fourth Tranche and the Fifth Tranche shall only become vested pursuant to this Section 3(c)(ii) if, and to the extent that, the Relative TSR Goal is satisfied on the TSR Measurement Date; and
(iii) if applicable, a number of PSUs calculated as (A) the product of the total number of Earned PSUs subject to all Tranches that become Earned Tranches at any time during the Performance Period (determined as of the end of the Performance Period), multiplied by a fraction, the numerator of which is the number of months (rounded up to the nearest whole number) between the Date of Grant and the date of the Special Vesting Event and the denominator of which is sixty (60), minus (B) the total number of Earned PSUs subject to Earned Tranches that vested on or prior to the Special Vesting Event, including any Earned Tranches that vested as a result of the Special Vesting Event pursuant to clauses (i) and (ii) of this Section 3(c), provided that if the result of (A) minus (B) is a negative number, then this clause (iii) of this Section 3(c) shall be deemed to equal zero.
Notwithstanding the foregoing, if the Special Vesting Event occurs during the Performance Period and during a Change in Control Period, then the following rules will apply:
(1)     if a Change in Control (as described in Section 2(g)(i) of the Plan, as in effect on the Date of Grant) has occurred during the Performance Period and within two years prior to the Special Vesting Event, then upon the occurrence of the Special Vesting Event, the Participant shall vest in all Earned PSUs that remain outstanding and subject to Earned Tranches as of the date that the Special Vesting Event occurs; or
(2)    if either (x) the Special Vesting Event occurs after the execution by the Company and another entity or entities of an agreement the consummation of which would result in a Change in Control and, at the time of the Special Vesting Event, such Change in Control has not occurred or (y) a Change in Control (as described in Section 2(g)(ii) of the Plan as in effect on the Date of Grant), occurs within two years prior to the Special Vesting Event, then clause (iii) of this Section 3(c) shall be applied by replacing clause (A) thereof with the following: “(A) the total number of Earned PSUs subject to all Tranches that become Earned Tranches at any time during the Performance Period (determined as of the end of the Performance Period or, if earlier, as of the CIC Measurement Date).”
(d)    Vesting – Terminations. Except as otherwise set forth in Sections 3(b) or 3(c), in the event the Participant’s Services with the Company and its Affiliates are terminated for any reason, any portion of the Award that has not yet vested pursuant to Sections 3(a), 3(b) or 3(c) hereof shall be canceled immediately and the Participant shall automatically forfeit all rights with respect to such portion of the Award as of the date of such termination. For purposes of this provision, the effective date of termination of the Participant’s Services will be determined in accordance with Section 8(k) hereof.
4.    Vesting and Delivery Dates; Transfer Restrictions.
(a)    Delivery – General. The Company shall, on or within thirty (30) days following the Applicable Vesting Date, deliver (or cause to be delivered) to the Participant the Shares underlying the Earned PSUs that vested on the Applicable Vesting Date pursuant to Section 3(a).
(b)    Delivery – Qualifying Event. Upon the occurrence of a Qualifying Event, the Company shall, within thirty (30) days following the date of such event, deliver (or cause to be delivered) to the Participant (or the Participant’s estate) the Shares underlying the Earned PSUs that vested on the date of the Qualifying Event pursuant to Section 3(b).
(c)    Delivery – Special Vesting Event. Upon the occurrence of a Special Vesting Event, (i) the Company shall, on or within thirty (30) days following the date of the Special Vesting Event, deliver (or cause to be delivered) to the Participant the Shares underlying the PSUs that vested on the date of the Special Vesting Event pursuant to Section 3(c)(i) or Section 3(c)(ii) and (ii) the Participant shall remain entitled to receive delivery of the Shares in respect of the Earned PSUs that become vested pursuant to Section 3(c)(iii), if any, within thirty (30) days following the earliest to occur of (A) the end of the Performance Period, (B) the completion of a Change in Control (as defined in Section 2(g)(i) of the Plan as in effect on the Date of Grant) that occurs after the Special Vesting Event and before the end of the Performance Period, and (C) the date on which the Fifth Stock Price Hurdle is achieved.
(d)    Transfer Restrictions for 25% of Vested PSUs. Following any delivery of Shares in respect of vested Earned PSUs in accordance with this Section 4, twenty-five percent (25)% of such Shares (calculated on an after-tax basis, determined after any withholding or sale of Shares to cover taxes thereon) must be retained by the Participant and shall not be transferable until the earliest to occur of (i) the date of the Participant’s termination of Services, (ii) the date of a Change in Control, or (iii) the date of a Qualifying Event.
5.    Forfeiture; Clawback. Notwithstanding anything to the contrary herein, the Award and all Shares issued in respect thereof shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law and/or the Company’s clawback and recoupment policies as in effect from time to time.
6.    Dividend Equivalent PSUs. With respect to any cash dividend paid by the Company with respect to Shares for which the record date occurs while the Award remains outstanding, on the payment date of such dividend the number of PSUs then underlying the Award shall be increased by a number of additional dividend equivalent PSUs equal to the quotient of (a) the product of (i) the dollar amount of the cash dividend paid per Share on such date, multiplied by (ii) the number of PSUs that remain outstanding and subject to the Award as of such date, divided by (b) the closing price of a Share on The Nasdaq Global Select Market on such date. Any such additional dividend equivalent PSUs shall be subject to the same terms and conditions, and shall be become earned and vested, and be settled or forfeited, in the same and at the same time, as the PSUs with respect to which they have been credited.
7.    Adjustments Upon Certain Events. The Administrator shall make certain substitutions or adjustments to any PSUs subject to this Award Agreement pursuant to Section 9 of the Plan.
8.    Nature of Grant. In accepting the grant, the Participant acknowledges, understands, and agrees that:
(a)    the grant of the PSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of PSUs, or benefits in lieu of PSUs, even if PSUs have been granted in the past;
(b)    all decisions with respect to future PSUs or other grants, if any, will be at the sole discretion of the Company;
(c)    the granting of the PSUs evidenced by this Award Agreement shall impose no obligation on the Company or any Affiliate to continue the Services of the Participant and shall not lessen or affect the Company’s or any of its Affiliate’s right to terminate the Services of such Participant;

(d)    the PSUs and the Shares subject to the PSUs, and the income from and value of same, are not intended to replace any pension rights or compensation;
(e)    the PSUs and the Shares subject to the PSUs, and the income from and value of same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;
(f)    the PSUs should in no event be considered as compensation for, or relating in any way to, past services for the Company, the Employer (as defined in Section 15 of this Award Agreement) or any Affiliate or predecessor;
(g)    unless otherwise agreed with the Company, the PSUs and the Shares subject to the PSUs, and the income from and value of same, are not granted as consideration for, or in connection with, the Services Participant may provide as a director of an Affiliate;
(h)    the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;
(i)     in the event of termination of the Participant’s Services for any reason, except as set forth in Sections 3 or 4 (whether or not later to be found invalid or in breach of employment laws in the jurisdiction where the Participant is employed or the terms of the Participant’s employment agreement, if any), unless otherwise determined by the Company, the Participant’s right to vest in the PSUs, if any, will terminate effective as of the date that the Participant is no longer actively providing Services and will not be extended by any notice period (e.g., active Services would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where the Participant is employed, or the terms of the Participant’s employment agreement, if any); the Administrator shall have the exclusive discretion to determine when the Participant is no longer actively providing Services for purposes of the PSUs grant (including whether the Participant may still be considered to be providing Services while on an approved leave of absence); and
(j)    in addition to the provisions above in this Section 8, the following provisions apply if the Participant is providing Services outside the United States:
(i)     no claim or entitlement to compensation or damages shall arise from forfeiture of the PSUs resulting from termination of the Participant’s Services as set forth in Section 3(d) above for any reason (whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Participant is employed or the terms of the Participant’s employment agreement, if any), and in consideration of the grant of the PSUs, the Participant agrees not to institute any claim against the Company or any Affiliate;
(ii)     the PSUs and the Shares subject to the PSUs are not part of normal or expected compensation or salary for any purpose; and
(iii)     neither the Company nor any Affiliate shall be liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States Dollar that may affect the value of the PSUs or of any amounts due to the Participant pursuant to the settlement of the PSUs or the subsequent sale of any Shares acquired upon settlement.
9.    No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant’s receipt of the Award, or the Participant’s acquisition or sale of the underlying Shares. The Participant should consult with his own personal tax, legal and financial advisors regarding his receipt of the Award.
10.    Data Privacy Information and Consent. The Company is located at 1001 Pennsylvania Avenue, NW, Washington, DC 20004 U.S.A. and grants employees of the Company and its Affiliates PSUs, at the Company’s sole discretion. If the Participant would like to participate in the Award, please review the following information about the Company’s data processing practices and declare the Participant’s consent.
(a)    Data Collection and Usage: The Company collects, processes and uses personal data of Participants, including name, home address and telephone number, date of birth, social insurance number or other identification number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all PSUs, canceled, vested, or outstanding in the Participant’s favor, which the Company receives from the Participant or the Employer. If, concurrently or in the future, the Company offers the Participant a grant of PSUs, then the Company will collect the Participant’s personal data for purposes of allocating Shares and implementing, administering and managing the grant. The Company’s legal basis for the processing of the Participant’s personal data would be his consent.
(b)    Stock Plan Administration Service Providers: The Company transfers participant data to Morgan Stanley, an independent service provider based in the United States, which assists the Company with the implementation, administration and management of the Award. In the future, the Company may select a different service provider and share the Participant’s data with another company that serves in a similar manner. The Company’s service provider will open an account for the Participant to receive and trade Shares. The Participant will be asked to agree on separate terms and data processing practices with the service provider, which is a condition to the Participant’s ability to participate in the Award.
(c)    International Data Transfers: The Company and its service providers are based in the United States. If the Participant is outside the United States, the Participant should note that his country has enacted data privacy laws that are different from the United States. The Company’s legal basis for the transfer of the Participant’s personal data is his consent.
(d)    Data Retention: The Company will use the Participant’s personal data, pursuant to Section 10(a) above, only as long as is necessary to implement, administer and manage the Participant’s participation in the Award or as required to comply with legal or regulatory obligations, including under tax and security laws.
(e)    Voluntariness and Consequences of Consent Denial or Withdrawal: The Participant’s participation in the Award and the Participant’s grant of consent is purely voluntary. The Participant may deny or withdraw his consent at any time. If the Participant does not consent, or if the Participant withdraws his consent, the Participant cannot participate in the Award. This would not affect the Participant’s salary as an employee or his career; the Participant would merely forfeit the opportunities associated with the Award.

(f)    Data Subject Rights: The Participant has a number of rights under data privacy laws in his country. Depending on where the Participant is based, the Participant’s rights may include the right to (i) request access or copies of personal data of the Company processes, (ii) rectification of incorrect data, (iii) deletion of data, (iv) restrictions on processing, (v) portability of data, (vi) lodge complaints with competent authorities in the Participant’s country, and/or (vii) a list with the names and address of any potential recipients of the Participant’s data. To receive clarification regarding the Participant’s rights or to exercise the Participant’s rights please contact the Company at The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Washington, DC 20004 U.S.A., Attention: Equity Management.
If the Participant agrees with the data processing practices as described in this notice, please declare the Participant’s consent by clicking the “Accept Award” button on the Morgan Stanley award acceptance page or signing below.
11.    No Rights of a Holder of Shares. Except as otherwise provided herein, the Participant shall not have any rights as a holder of Shares until such Shares have been issued or transferred to the Participant.
12.    Restrictions. Any Shares issued or transferred to the Participant or to the Participant’s beneficiary pursuant to Section 4 of this Award Agreement (including, without limitation, following the Participant’s death or Disability) shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Shares are listed and any applicable U.S. or non-U.S. federal, state or local laws, and the Administrator may cause a notation or notations to be put entered into the books and records of the Company to make appropriate reference to such restrictions. Without limiting the generality of the forgoing, a Participant’s ability to sell or transfer the Shares shall be subject to such trading policies or limitations as the Administrator may, in its sole discretion, impose from time to time on current or former senior professionals, employees, consultants, directors, members, partners or other service providers of the Company or of any of its Affiliates.
13.    Transferability. Unless otherwise determined or approved by the Administrator, no PSUs may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution, and any purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance not permitted by this Section 13 shall be void and unenforceable against the Company or any Affiliate.
14.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14):
(a) If to the Company, to:
The Carlyle Group Inc.
1001 Pennsylvania Avenue, NW
Washington, DC 20004
Attention: General Counsel

(b) If to the Participant, to the address appearing in the personnel records of the Company or any Affiliate.
15.    Withholding. The Participant acknowledges that he or she may be required to pay to the Company or, if different, an Affiliate that employs the Participant (the “Employer”), and that the Company, the Employer, or any Affiliate shall have the right and are hereby authorized to withhold from any compensation or other amount owing to the Participant, applicable income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (including taxes that are imposed on the Company or the Employer as a result of the Participant’s participation in the Award but are deemed by the Company or the Employer to be an appropriate charge to the Participant) (collectively, “Tax-Related Items”), with respect to any issuance, transfer, or other taxable event under this Award Agreement or under the Plan and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such Tax-Related Items. The Participant further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the PSUs, including, but not limited to the grant or vesting of the PSUs and the subsequent sale of Shares acquired upon settlement of the Vested PSUs; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the PSUs to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve a particular tax result. Further, if the Participant is subject to Tax-Related Items in more than one jurisdiction, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction. Without limiting the foregoing, the Administrator may, from time to time, permit the Participant to make arrangements prior to the Vesting Date described herein to pay the applicable Tax-Related Items in a manner prescribed by the Administrator prior to the Vesting Date; provided that, unless otherwise determined by the Administrator, any such payment or estimate must be received by the Company prior to the Vesting Date. Additionally, the Participant authorizes the Company and/or the Employer to satisfy the obligations with regard to all Tax-Related Items by withholding from proceeds of the sale of Shares acquired upon settlement of the Vested PSUs either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to this authorization). Depending on the withholding method, the Company and/or the Employer may withhold or account for the Tax-Related Items by considering minimum statutory withholding amounts or other applicable withholding rates in the Participant’s jurisdiction(s), including maximum applicable rates. In the event of over-withholding, the Participant may receive a refund of any over-withheld amount in cash through the Employer’s normal payroll process (with no entitlement to the equivalent in Shares), or if not refunded, the Participant may seek a refund from the applicable tax authorities. In the event of under-withholding, the Participant may be required to pay additional Tax-Related Items directly to the applicable tax authorities or to the Company and/or the Employer. The Participant acknowledges that, regardless of any action taken by the Company, the Employer, or any Affiliate the ultimate liability for all Tax-Related Items, is and remains the Participant’s responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. The Company may refuse to issue or deliver the Shares or the proceeds from the sale of Shares, if the Participant fails to comply with his obligations in connection with the Tax-Related Items.
16.    Choice of Law; Venue. Section 15 (Governing Law) and Section 17 (Arbitration) of the Employment Agreement are hereby incorporated by reference herein mutatis mutandis and shall apply to this Award Agreement as if set forth herein.
17.    Reserved.

18.    Award Terms. By entering into this Award Agreement, the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. This Award is not granted pursuant to the Plan, but shall be subject to the terms of the Plan (other than Section 3), as if granted thereunder. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of this Award Agreement will govern and prevail.
19.    Entire Agreement. This Award Agreement, together with the provisions from the Employment Agreement expressly incorporated herein, contains the entire understanding between the parties with respect to the PSUs granted hereunder (including, without limitation, the vesting and delivery schedules and other terms described herein and in Exhibit A), and hereby replaces and supersedes any prior communication and arrangements between the Participant and the Company or any of its Affiliates with respect to the matters set forth herein and any other pre-existing economic or other arrangements between the Participant and the Company or any of its Affiliates, unless otherwise explicitly provided for in any other agreement that the Participant has entered into with the Company or any of its Affiliates.
20.    Modifications. Notwithstanding any provision of this Award Agreement to the contrary, the Company reserves the right to modify the terms and conditions of this Award Agreement, including, without limitation, the timing or circumstances of the issuance or transfer of Shares to the Participant hereunder, to the extent such modification is determined by the Company to be necessary to comply with applicable law or preserve the intended deferral of income recognition with respect to the PSUs until the issuance or transfer of Shares hereunder.
21.    Signature in Counterparts; Electronic Acceptance. This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Alternatively, this Award Agreement may be granted to and accepted by the Participant electronically.
22.    Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Award by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Award through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.
23.    Compliance with Law. Notwithstanding any other provision of this Award Agreement, unless there is an available exemption from any registration, qualification or other legal requirement applicable to the Shares, the Company shall not be required to deliver any Shares issuable upon settlement of the PSUs prior to the completion of any registration or qualification of the Shares under any local, state, federal or foreign securities or exchange control law or under rulings or regulations of the SEC or of any other governmental regulatory body, or prior to obtaining any approval or other clearance from any local, state, federal or foreign governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Participant understands that the Company is under no obligation to register or qualify the Shares with the SEC or any state or foreign securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. Further, the Participant agrees that the Company shall have unilateral authority to amend the Award and the Award Agreement without the Participant’s consent to the extent necessary to comply with securities or other laws applicable to issuance of Shares.
24.    Language. The Participant acknowledges that he or she is sufficiently proficient in English, or has consulted with an advisor who is sufficiently proficient in English, so as to allow the Participant to understand the terms and conditions of this Award Agreement.

Furthermore, if the Participant has received this Award Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.
25.    Severability. The provisions of this Award Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.
26.    Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Participant’s participation in the Award, on the PSUs and on any Shares acquired under the Award, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
27.    Waiver. The Participant acknowledges that a waiver by the Company of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach by the Participant or any other participant.
28.    Insider Trading Restrictions/Market Abuse Laws. The Participant acknowledges that, depending on his country of residence, or broker’s country of residence, or where the Shares are listed, Participant may be subject to insider trading restrictions and/or market abuse laws, which may affect the Participant’s ability to directly or indirectly, accept, acquire, sell, or attempt to sell or otherwise dispose of Shares or rights to Shares (e.g., PSUs) under the Award during such times as Participant is considered to have “inside information” regarding the Company (as defined by the laws or regulations in applicable jurisdictions or Participant’s country).  Local insider trading laws and regulations may prohibit the cancellation or amendment of orders placed by the Participant before possessing inside information. Furthermore, the Participant understands that he or she may be prohibited from (i) disclosing the inside information to any third party, including fellow employees (other than on a “need to know” basis) and (ii) “tipping” third parties or causing them to otherwise buy or sell securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy.  The Participant acknowledges that it is his responsibility to comply with any applicable restrictions, and the Participant should speak to his personal advisor on this matter.
29.    Foreign Asset/Account Reporting. The Participant’s country of residence may have certain foreign asset and/or account reporting requirements which may affect his ability to acquire or hold PSUs or cash received from participating in the Award (including sales proceeds arising from the sale of Shares) in a brokerage or bank account outside the Participant’s country. The Participant may be required to report such amounts, assets or transactions to the tax or other authorities in his country. The Participant also may be required to repatriate sale proceeds or other funds received as a result of participation in the Award to the Participant’s country through a designated broker or bank within a certain time after receipt. The Participant is responsible for ensuring compliance with such regulations and should speak with his personal legal advisor regarding this matter.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Award Agreement.
THE CARLYLE GROUP INC.

By: ____________________________________
Name:
Title:

Participant

By: ____________________________________
Name:

[Signature Page to PSU Award Agreement]

EXHIBIT A
PERFORMANCE AND VESTING TERMS
The PSUs granted pursuant to this Award Agreement shall be eligible to become earned and to vest pursuant to the terms described in this Exhibit A.
Determination of Earned PSUs
Framework
The PSUs shall be eligible to be earned, subject to the terms of the Award Agreement, based on the achievement of the performance conditions described below. The Award shall be divided into five Tranches as follows:
“First Tranche” means twenty percent (20%) of the total number of PSUs subject to the Award, which PSUs shall be earned upon achievement of the First Stock Price Hurdle.
“Second Tranche” means twenty percent (20%) of the total number of PSUs subject to the Award, which PSUs shall be earned upon achievement of the Second Stock Price Hurdle.
“Third Tranche” means twenty percent (20%) of the total number of PSUs subject to the Award, which PSUs shall be earned upon achievement of the Third Stock Price Hurdle.
“Fourth Tranche” means twenty percent (20%) of the total number of PSUs subject to the Award, which PSUs shall be earned upon achievement of both the Fourth Stock Price Hurdle and the Relative TSR Goal.
“Fifth Tranche” means twenty percent (20%) of the total number of PSUs subject to the Award, which PSUs shall be earned upon achievement of both the Fifth Stock Price Hurdle and the Relative TSR Goal.
Each of the First Tranche, the Second Tranche, and the Third Tranche, shall be earned upon the attainment of an Average Closing Stock Price equal to the corresponding Stock Price Hurdle set forth below.
Each of the Fourth Tranche and the Fifth Tranche shall be eligible to be earned only upon the attainment of an Average Closing Stock Price equal to the corresponding Stock Price Hurdle set forth below. If the applicable Stock Price Hurdle is achieved, then the portion of each of the Fourth Tranche and the Fifth Tranche that is earned (if any) shall be determined based on the relative TSR of the Company compared to that of the Index Constituents as of the TSR Measurement Date in accordance with the matrix set forth below (collectively, the “Relative TSR Goal”).
Stock Price Hurdles

Tranche	Stock Price Hurdle	Relative TSR Goal
First Tranche	125% of Beginning Stock Price ($[●]) (“First Stock Price Hurdle”)	N/A
Second Tranche	150% of Beginning Stock Price ($[●]) (“Second Stock Price Hurdle”)	N/A
Third Tranche	170% of Beginning Stock Price ($[●]) (“Third Stock Price Hurdle”)	N/A
Fourth Tranche	190% of Beginning Stock Price ($[●]) (“Fourth Stock Price Hurdle”)	See below
Fifth Tranche	210% of Beginning Stock Price ($[●]) (“Fifth Stock Price Hurdle”)	See below
Once a Stock Price Hurdle is achieved, each lower Stock Price Hurdle will be deemed to have been achieved even if an Average Closing Stock Price equal to the lower Stock Price Hurdle has not independently occurred. Except as otherwise expressly provided in connection with a Change in Control (as described below), there will be no linear interpolation in measuring achievement of the Stock Price Hurdles and each Tranche shall therefore be earned in full or not at all. For purposes of illustration and without limitation, if the First Stock Price Hurdle has not been achieved as of the date on which the Average Closing Stock Price equals the Second Stock Price Hurdle, then as of such date, both the First Tranche and the Second Tranche shall become earned.
Except as otherwise set forth in the Award Agreement, any Earned Tranches will only be eligible to vest on the Applicable Vesting Date.
Any Tranche that has not become an Earned Tranche as of the last day of the Performance Period shall be canceled immediately and the Participant shall automatically forfeit all rights with respect to such PSUs as of the last day of the Performance Period.
Relative TSR Goal

Company TSR vs. Index Constituents	Percentage of PSUs underlying Fourth Tranche or Fifth Tranche (as applicable) that are Earned
Less than 50th Percentile	0%
50th Percentile	50%
60th Percentile	100%
If the relative TSR of the Company compared to that of the Index Constituents as of the TSR Measurement Date is between the 50th percentile and the 60th percentile, the earned percentage shall be linearly interpolated between 50% and 100%. The portion of each of the Fourth Tranche and the Fifth Tranche that is not earned due to the level of achievement of the Relative TSR Goal shall be forfeited for no consideration effective as of the TSR Measurement Date, regardless of whether the Fourth Stock Price Hurdle or the Fifth Stock Price Hurdle, as applicable, is achieved.
Change in Control
As used in this section, “Change in Control” shall mean a transaction described in Section 2(g)(i) of the Plan, as in effect on the Date of Grant. Upon the occurrence of a Change in Control during the Performance Period, the Performance Period shall be truncated and shall end on the CIC Measurement Date and the applicable performance conditions shall be measured as follows:
(i) For each Tranche that has not become an Earned Tranche prior to the Change in Control, the corresponding Stock Price Hurdle shall be measured as of the CIC Measurement Date based on the CIC Price (rather than based on the Average Closing Stock Price). If the CIC Price is between two Stock Price Hurdles, the higher Stock Price Hurdle shall be deemed achieved in part based on linear interpolation between the two Stock Price Hurdles, and a corresponding portion of the associated Tranche shall become an Earned Tranche. For purposes of illustration and without limitation, if the CIC Price is halfway between the Fourth Stock Price Hurdle and the Fifth Stock Price Hurdle, then fifty percent (50%) of the Fifth Tranche will become an Earned Tranche. Any whole or partial Tranche for which the Stock Price Hurdle is not achieved as of the CIC Measurement Date shall be canceled immediately and the Participant shall automatically forfeit all rights with respect to such PSUs as of the date of the Change in Control.
(ii) The level of achievement of the Relative TSR Goal shall be measured by treating the TSR Measurement Date as the date of the first public announcement by the Company of the execution of an agreement between the Company and another entity or entities the consummation of which would result in a Change in Control and treating the Company’s Ending Stock Price as the CIC Signing Price. If the Relative TSR Goal is not achieved in full as of such date, then the portion of each of the Fourth Tranche and the Fifth Tranche that is not earned due to the level of achievement of the Relative TSR Goal shall be forfeited for no consideration effective as of the completion of the corresponding Change in Control, regardless of whether the Fourth Stock Price Hurdle or the Fifth Stock Price Hurdle, as applicable, is achieved.
Any Tranche that becomes an Earned Tranche as of the CIC Measurement Date shall remain outstanding and subject to the Services-based vesting requirement set forth below.
Vesting Schedule
Earned Tranches shall vest on the Applicable Vesting Date set forth below, subject to the Participant’s continued Services with the Company and its Affiliates through the Applicable Vesting Date. If the Participant’s Services with the Company and its Affiliates terminate for any reason prior to the last Applicable Vesting Date, then, except as otherwise expressly provided in the Award Agreement, the then-outstanding Tranches shall be forfeited.
For the avoidance of doubt, the below Services-based vesting conditions shall continue following a Change in Control that occurs while the Participant is providing Services.

Tranche	Applicable Vesting Date
First Tranche	Later of (i) February 1, 2024 and (ii) the next Regular Vesting Date after the First Stock Price Hurdle is achieved.
Second Tranche	Later of (i) February 1, 2025 and (ii) the next Regular Vesting Date after the Second Stock Price Hurdle is achieved.
Third Tranche	Later of (i) February 1, 2026 and (ii) the next Regular Vesting Date after the Third Stock Price Hurdle is achieved.
Fourth Tranche	Later of (i) February 1, 2027 and (ii) the next Regular Vesting Date after the Fourth Stock Price Hurdle is achieved.
Fifth Tranche	February 1, 2028

Certain Defined Terms

“Average Closing Stock Price” means the average closing price of a Share on The Nasdaq Global Select Market over any consecutive period of forty-five (45) trading days that both begins and ends during the Performance Period.

“Beginning Stock Price” means the average closing price of a Share on The Nasdaq Global Select Market during the period of thirty (30) consecutive trading days ending on, and including, the last trading day immediately preceding the Date of Grant.

“CIC Measurement Date” means the second to last trading day immediately preceding the date on which a Change in Control occurs.

“CIC Price” means the value of the consideration paid for each Share in the Change in Control transaction, with the value of any non-cash consideration determined by the Committee in its discretion.

“CIC Signing Price” means the value, measured as of the date of the first public announcement of the execution of an agreement between the Company and another entity or entities the consummation of which would result in a Change in Control, of the consideration that will be paid for each Share in the Change in Control transaction, with the value of any non-cash consideration determined by the Committee in its discretion.

“Dividends Paid” shall mean all dividends paid with respect to an ex-dividend date that occurs during the Performance Period (whether or not the dividend payment date occurs during the Performance Period), which shall be deemed to have been reinvested in the underlying common shares of the applicable company and shall include dividends paid with respect to such reinvested dividends, appropriately adjusted to reflect stock splits, spin-offs, and similar transactions.

“Ending Stock Price” shall mean the average of the closing prices of common shares of the applicable company (as appropriately adjusted to reflect stock splits, spin-offs, and similar transactions that occurred during the Performance Period and prior to the TSR Measurement Date) during the period of twenty (20) consecutive trading days ending on, and including, the TSR Measurement Date.

“Index Constituents” means the companies that are included in the S&P 500® Financials Index as of the first day of the Performance Period, with each such company weighted equally for purposes of computing relative TSR. Any such company that ceases to be publicly traded during the Performance Period (i) due to bankruptcy, liquidation or reorganization, shall remain an Index Constituent for purposes of the Award (with such company deemed to have a TSR of -100% and ranked at the bottom of the group of Index Constituents) or (ii) due to a merger, sale, acquisition, business combination or other similar event, shall cease to be considered an Index Constituent for purposes of the Award.

“Regular Vesting Date” means each of February 1, May 1, August 1, and November 1 of each calendar year.

“Stock Price Hurdle” means each of the First Stock Price Hurdle, the Second Stock Price Hurdle, the Third Stock Price Hurdle, the Fourth Stock Price Hurdle, and the Fifth Stock Price Hurdle.

“Tranche” means each of the First Tranche, the Second Tranche, the Third Tranche, the Fourth Tranche, and the Fifth Tranche.

“TSR” means total shareholder return of the common stock of the applicable company, calculated as the quotient of (i) (A) the Ending Stock Price minus (B) Beginning Stock Price plus (C) Dividends Paid, divided by (ii) the Beginning Stock Price.

“TSR Measurement Date” means, except as otherwise provided above under “Change in Control,” the first day on which the Average Closing Stock Price equals or exceeds the Fourth Hurdle or the Fifth Hurdle, or both the Fourth Hurdle and the Fifth Hurdle.